HJ & ASSOCIATES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 West Broadway, Suite 600
Salt Lake City, Utah 84101
(801) 328-4408
Fax (801) 328-4461
www.hjcpafirm.com

March 1, 2016

Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Ladies and Gentlemen:

We have read the statements of Meganet Corporation pertaining to our firm included in Item 4.01 of the Form 8-K dated February 11, 2016 and are in agreement with the statements contained in that document pertaining to our firm.

Sincerely,

HJ & Associates, LLC

HJ & Associates, LLC